Exhibit 99.1

Collective Mining Expands Ramp Zone by Drilling 83.75 Meters at 21.14 g/t Gold Beginning at 1,355 Meters Below Surface

Remaining assay results for the final 370 meters of hole APC150-D1 produced two additional high-grade intercepts in the Ramp Zone from 1,200 meters to 1,400 meters below surface, expanded the mineralized envelope to 315 meters of strike by 100 meters in width by 350 meters vertically and bottomed in mineralization at 1,450 meters below surface

MIAMI, Fla, March 29, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for the outstanding meters of directional diamond drill hole APC150-D1, designed to continue evaluating and expanding the high-grade Ramp Zone ("Ramp"). The Ramp Zone is located at the base of the Apollo system ("Apollo") starting at approximately 1,000 meters above sea level ("MASL"), ideally positioned at the same elevation as an envisioned underground access tunnel in a potential future mining operation.

Apollo is a large, partially reduced intrusion related system enriched in gold, silver, copper and tungsten. Drilling to date at Apollo has outlined continuous mineralization from surface to, as of today, more than 1,450 vertical meters. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "APC150-D1 is a remarkable hole cutting three bulk zones of high-grade mineralization at Ramp as well as expanding the footprint of the system. Interestingly, visual interpretation, acoustic televiewer technology and oriented core confirm the hole cut the mineralization at approximately orthogonal angles. With the receipt of additional data from drilling at Ramp, our understanding and confidence in the system grows. As a result, we will be increasing our Ramp focused drilling program from five to seven rigs as we look to expand the high-grade mineralization by testing for continuity at depth around the 1.5 kilometers circumference of the breccia body."

Details (see Table 1-2 and Figures 1-7)

•	Drill hole APC150-D1 was a wedge directional hole drilled in a northerly direction from mother hole APC-150D (Pad 34) to a final deflection depth of 803.25 meters. This hole intersected three high-grade chutes. A vertical structural orientation for the three high-grade chutes is supported by orientated core and acoustic televiewer data, with nearly 90 percent of the fracture-vein system intersected orthogonally to the hole direction. A possible fourth high-grade chute is inferred as the hole ended in strong mineralization with an increase in albite and muscovite alteration, typical of Ramp Zone mineralization. Assay results for APC150-D1 are as follows:
•	54.55 meters @ 7.04 g/t gold and 16 g/t silver from 378.65 meters down hole (beginning at 1,132 meters below surface) including 17.85 meters @ 11.37 g/t gold and 22 g/t silver from 415.35 meters down hole (previously announced on February 24, 2026)
•	81.50 meters @ 4.24 g/t gold and 8 g/t silver from 469.50 meters down hole (beginning at 1,200 meters below surface) including 26.00 meters @ 8.85 g/t gold and 12 g/t silver from 525.00 meters down hole
•	83.75 meters @ 21.14 g/t gold and 17 g/t silver from 649.00 meters down hole (beginning at 1,335 meters below surface) including 20.80 meters @ 51.36 g/t gold and 35 g/t silver from 711.95 meters down hole
•	7.05 meters @ 2.13 g/t gold from 796.20 meters down hole (beginning at 1,445 meters below surface) to the end of the drill hole where it bottomed in mineralization, with the rig reaching its maximum depth capacity
•	Hole APC143-D4 was drilled in a southerly direction from Pad 19 and was intended to expand the Ramp Zone further to the southeast along strike and to depth. Unfortunately, due to the depth and drill rig constraints, the hole became trapped within a well-defined, narrow, and post-mineral dyke before reaching the intended target on the southeast side of the dyke. Further drilling is planned to test this area as higher capacity rigs have begun arriving to the project.

Interestingly, in the shallower portion of hole APC143-D4, 100 meters above the shallowest elevation of previously known Ramp style mineralization, a continuous zone of lower grade mineralization with a highly anomalous Ramp Zone signature (bismuth and tellurium) was intersected at the northern flank of the breccia body and averaged:
•	69.25 meters @ 1.00 g/t gold and 4 g/t silver from 11.10 meters down hole (beginning at 978 meters below surface)

As a result of this intercept, the Company is now confident in its chances of finding high-grade Ramp Zone style mineralization at a deeper elevation on the northern flank of the breccia body once drilling commences in Q2 2026.

•	Visual logging of holes drilled on the western margin of the breccia body, namely APC140-D5 and APC140-D6, intersected Ramp Zone style mineralization and alteration with modest visible gold being observed in APC140-D6 (see Figure 2 Plan View). This new exploratory drilling has the potential to confirm the hypothesis that Ramp Zone mineralization could extend beyond the southeast margin and encircle the entire 1.5-kilometers circumference of the breccia body. As a reminder, to date the Company has confirmed that high-grade gold in the Ramp Zone covers 315 meters of the outer southeast breccia margin with an additional 1,200 meters of outer breccia margin still to be drill tested or awaiting initial assay results. Assay results for holes APC140-D5 and APC140-D6 are expected in April.
•	Aggressive Drilling Ramp-Up: Two additional deep-capacity diamond rigs have begun drilling this week at the Ramp Zone (five rigs in total), with another two rigs anticipated to arrive on site over the course of the next month.

To date, Collective has completed 169,500 meters of diamond drilling across the Guayabales and San Antonio projects, including 111,000 meters at the flagship Apollo system.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 meters of drilling. Up to fourteen rigs will be operating, with numerous high-priority holes pending assay results.

The Ramp Zone, which commences at approximately 1,000 MASL, is classified as a reduced intrusion-related gold system with similarities, in terms of mineralogy, to the nearby Marmato Deeps deposit, owned by Aris Mining. Located just 1.75 kilometers apart, both the Ramp and Marmato Deep systems commence at approximately the same elevation and host very similar gold-and-silver-bearing sulphide assemblages. At Ramp Zone, mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium, and locally arsenopyrite bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by muscovite, albite, and sericite.

A key distinguishing feature of the Ramp mineralization is the significantly higher gold grades reported compared with those previously announced at Marmato Deeps. The Company attributes this superior grade profile primarily to the host rock: mineralization at the Ramp Zone is emplaced within a porous crackle breccia matrix, which provides greater permeability for metal-bearing fluids compared to the porphyry host rock at Marmato Deeps.

Cautionary Note to Readers:
Although Apollo (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://aris-mining.com/operation/marmato-mine/technical-report/

Table 1: Assays Results for Drill Holes APC150-D1 and APC143-D4

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Notes
APC150-D1	333.45	344.75	11.30	3.04	9	Released Feb 24, 2026
and	378.65	433.20	54.55	7.04	16
Incl.	415.35	433.20	17.85	11.37	22
and	469.50	551.00	81.50	4.24	8
Incl.	525.00	551.00	26.00	8.85	12
and	649.00	732.75	83.75	21.14	17
Incl.	711.95	732.75	20.80	51.36	35
which incl.	731.60	732.75	1.15	734.00	465
and	796.20	803.25	7.05	2.13	1
APC143-D4	11.10	80.35	69.25	1.00	4
and	293.60	298.40	4.80	3.98	-
and	326.80	348.75	21.95	1.06	1

Composite widths are presented as core lengths. Additional drilling will be required to confirm the geometry of the mineralized zones, but generally true widths have been estimated to be between 80%-90% of the total length with no grade capping applied. Internal and continuous dilution of up to 20% below a cutoff grade of 0.30 g/t Au may be included within the total interval.

Table 2: Individual Assays Results Displaying Remarkable Continuity for a High-Grade Section of Hole APC150-D1

From (m)	To (m)	Length (m)	Au g/t	Ag g/t
711.95	713.15	1.20	16.30	17
713.15	714.25	1.10	0.06	-
714.25	715.25	1.00	12.15	18
715.25	716.25	1.00	10.00	11
716.25	717.75	1.50	0.07	-
717.75	719.00	1.25	28.30	15
719.00	720.35	1.35	0.36	1
720.35	721.45	1.10	2.51	3
721.45	722.50	1.05	28.40	19
722.50	723.50	1.00	45.20	31
723.50	724.40	0.90	0.05	-
724.40	725.50	1.10	19.85	14
725.50	726.55	1.05	18.70	11
726.55	727.30	0.75	20.20	22
727.30	728.85	1.55	0.70	1
728.85	730.15	1.30	0.14	1
730.15	731.60	1.45	7.41	11
731.60	732.75	1.15	734.00	465
Weighted Average		20.80	51.36	35

Composite widths are presented as core lengths. Additional drilling will be required to confirm the geometry of the mineralized zones, but generally true widths of this subzone is estimated to be between 80%-90% of the total length with no grade capping applied. Internal and continuous dilution of up to 20% below a cutoff grade of 0.30 g/t Au may be included within the total interval.

Figure 1: Section View of Ramp Zone Outlining Today’s New Assay Results and Highlighting Remarkable Mineralization Continuity over the 350 Vertical Meters Drill Tested Thus Far (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Ramp Zone at 800 MASL Highlighting Drill Holes Announced To Date, Only 315 Meters Out of an Approximate 1.5 Kilometer Circumference of the Outer Margin of the Breccia Body has Been Drill Tested (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Tray Photo Highlighting the Visible Gold Observed Within a Core Section from Drill Hole APC150-D1 (High-Grade Chute 3 in Figure 1) (CNW Group/Collective Mining Ltd.)

Figure 4: Drill Core Tray Photo from Ramp Zone Hole APC140-D6 Which is the Most Recent Hole to Test the Western Margin of the Apollo Breccia Body (Assays Pending). Note the Visible Gold Logged, Which is Highlighted by Yellow Rectangles (CNW Group/Collective Mining Ltd.)

Figure 5: Apollo System: High-Grade Over 1,450 Meters from Surface and Growing! (CNW Group/Collective Mining Ltd.)

Figure 6: Side-by-Side Comparison of the Apollo System and the Neighboring Marmato Mine, Highlighting How the Ramp Zone and Marmato Deeps Systems Begin at the Same Elevation and the Potential for the Ramp Zone to Continue Expanding Along Strike and to Depth (CNW Group/Collective Mining Ltd.)

Figure 7: Plan View of the Guayabales Project Highlighting the Apollo System (Ramp Zone is Located at the Bottom of Apollo) (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new Hanging Wall Vein Zone and drill a series of greenfield generated targets on the property.

Additionally, the Company is drilling its optioned San Antonio Project (can earn up to 100% interest) as it hunts for new discoveries and looks to aggressively extend to the south the recently discovered high-grade silver system made at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2026/29/c8249.html

%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 18:00e 29-MAR-26